News Release
B2Gold Reports Record First Quarter Gold Production and Revenue in 2018;
Quarterly Gold Production Increase of 81% to 240,000 Ounces and
Revenues More than Double to $344 Million

Vancouver, April 11, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the first quarter of 2018. All dollar figures are in United States dollars unless otherwise indicated.

First Quarter 2018 Highlights

•

Record quarterly consolidated gold production of 239,684 ounces, a significant increase of 81% (or 106,948 ounces) over the same period last year, and 7% (or 16,252 ounces) above budget, due to the continued strong performances of the Fekola Mine in Mali, Masbate Mine in the Philippines and the Otjikoto Mine in Namibia

•	Record quarterly consolidated gold revenue of $344.3 million, a significant increase of 135% (or $198.0 million) over the same period last year
•	Fekola Mine continued to operate above plan since achieving commercial production on November 30, 2017, producing 114,142 ounces of gold in the quarter, 11% (or 11,228 ounces) above budget
•

B2Gold is well on target to achieve transformational growth in 2018 and meet its annual guidance of between 910,000 and 950,000 ounces of gold production in 2018 at cash operating costs (see “Non- IFRS Measures”) of between $505 and $550 per ounce and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of between $780 and $830 per ounce

Gold Production

With the large, low-cost Fekola Mine now in production, consolidated gold production in the first quarter of 2018 was a quarterly record of 239,684 ounces, a significant increase of 81% (or 106,948 ounces) over the same period last year, and 7% (or 16,252 ounces) above budget. In its first full quarter of operations (after achieving commercial production on November 30, 2017, within only 60 days from start-up), the new Fekola Mine continued to operate above plan, producing 114,142 ounces of gold in the first quarter of 2018, 11% (or 11,228 ounces) above budget. The Masbate Mine and Otjikoto Mine also had a solid start to the year with both mines exceeding their targeted production levels for the quarter.

B2Gold is well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company’s forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce, and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

The Fekola Mine is the Company’s largest and lowest-cost producer. The resulting increase in production levels combined with low costs are projected to dramatically increase B2Gold’s production, revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,300 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

Gold Revenue

Consolidated gold revenue in the first quarter of 2018 was a quarterly record of $344.3 million on record sales of 259,837 ounces at an average price of $1,325 per ounce compared to $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce in the first quarter of 2017. This significant increase in revenue of 135% (or $198.0 million) was attributable to the new production from the Fekola Mine, as well as a 9% increase in the average realized gold price and the timing of gold shipments (including 27,450 ounces sold in the quarter which related to Fekola’s December 31, 2017, finished gold inventory).

Consolidated gold revenue for the first quarter of 2018 included $15 million relating to the delivery of gold into the Company's Prepaid Sales contracts (accounted for as deferred revenue). During the quarter, 12,908 ounces of gold were delivered under these contracts.

Operations

Mine-by-mine gold production in the first quarter of 2018 was as follows:

Mine	Q1 2018 Gold Production (ounces) (1)	2018 Annual Production Guidance (ounces) (1)
Fekola	114,142	400,000 - 410,000
Masbate	53,147	180,000 - 190,000
Otjikoto	39,499	160,000 - 170,000
La Libertad	19,367	115,000 - 120,000
El Limon	13,529	55,000 - 60,000

B2Gold Consolidated	239,684	910,000 - 950,000

(1)	B2Gold’s Q1 2018 production results and 2018 annual production guidance are presented on a 100% basis.

Fekola Gold Mine – Mali

In its first full quarter of operations (after achieving commercial production on November 30, 2017, within only 60 days from start-up), the new Fekola Mine in Mali continued to demonstrate strong, sustained operational performance by running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 114,142 ounces of gold in the first quarter of 2018, 11% (or 11,228 ounces) above budget. Mill feed grade, throughput and recoveries were 2.84 grams per tonne (“g/t”) (compared to budget of 2.76 g/t), 1,316,818 tonnes (compared to budget of 1,249,474 tonnes) and 94.8% (compared to budget of 92.7%), respectively. Throughout the quarter, the operation continued to improve with many construction personnel making the transition to operations, together with training and skills development in all departments. Currently, there are approximately 1,848 employees on site and, of these, approximately 93% are Malian. The Fekola Mine also continued its outstanding safety performance, achieving 694 days without a Lost-Time-Injury by quarter-end.

Fekola’s very rapid and successful ramp-up has surpassed the Company’s expectations. On September 25, 2017, the Company announced that its in-house construction team had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Gold production from the Fekola Mine in 2017 was 111,450 ounces (including 79,243 ounces of pre-commercial production), more than doubling the upper end of its original 2017 guidance range (of 55,000 ounces) due to its early start-up, high-quality construction and faster than expected ramp-up.

For full-year 2018, the Fekola Mine is forecast to produce between 400,000 and 410,000 ounces of gold at cash operating costs of between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

Positive drill results from the Company’s 2017 exploration program at the Fekola area (see news release dated 11/9/2017) indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda zones has discovered four, well-mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.

The Company’s 2018 exploration budget for Mali is approximately $15.1 million, focusing on the Fekola North Extension zone and sulphide targets below the Anaconda saprolite zones. The Company expects to release the results from a series of additional drill holes from its Mali exploration program before the end of April 2018. In addition, the Company anticipates releasing more drill results for the Fekola North Extension zone and Anaconda zones around mid-year.

Masbate Gold Mine – Philippines

The Masbate Mine in the Philippines continued its strong operational performance into the first quarter of 2018, producing 53,147 ounces of gold, 12% (or 5,854 ounces) above budget and 1% (or 585 ounces) higher compared to the prior-year quarter. The increase was mainly due to higher than expected oxide ore tonnage from Vein 5 of the Colorado Pit which positively impacted processing recoveries and throughput. Oxide ore represented 78% of the processed tonnage for the quarter versus budget of 50%. The Masbate Mine also continued its outstanding safety performance, achieving almost two and a half years (898 days) without a Lost-Time-Injury by quarter-end.

For the quarter, mill throughput was 1,792,579 tonnes (compared to budget of 1,706,064 tonnes and 1,704,001 tonnes in the first quarter of 2017) and gold recoveries averaged 78.5% (compared to budget of 72.1% and 74.8% in the first quarter of 2017). The average grade processed was 1.17 g/t compared to budget of 1.20 g/t and 1.28 g/t in the first quarter of 2017. As expected, grades were higher in the prior-year quarter which was attributable to the high-grade ore from the Main Vein Stage 1 Pit which is no longer in production as scheduled.

For full-year 2018, the Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce.

A detailed capital cost estimate of $25.5 million was recently completed by Lycopodium Ltd., working with the Company's engineering team, for the expansion of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $2.5 million in 2019). The expansion, which is being conducted by B2Gold’s in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently on site, with preliminary works planned to commence in the second quarter of 2018. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that was in the original mine plan but was scheduled to be stockpiled. When the expansion is online (expected in early 2019), it is projected to keep Masbate's annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

The Company has a successful track record of adding reserves and resources at its operations (and thereby extending mine life) through exploration. The Masbate exploration budget for 2018 is approximately $5.1 million, including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also had a strong start to the year (following a record year of gold production in 2017) with first quarter gold production of 39,499 ounces which was above budget by 6% (or 2,174 ounces). Mill throughput, recoveries and processed grade were all slightly above budget, as the mine continues to incrementally optimize its operations. Compared to the prior-year quarter, gold production was lower by 8% (or 3,275 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume again from the Wolfshag Pit in 2019 which is projected to provide higher grade open-pit mill feed. The Otjikoto mill continued to operate well, processing 827,227 tonnes (Q1 2017 – 832,805 tonnes) in the quarter at an average grade of 1.51 g/t (Q1 2017 – 1.62 g/t) with gold recoveries averaging 98.7% (Q1 2017 – 98.6%) .

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit, as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining.

The Company’s total exploration budget for Namibia in 2018 is $5.1 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling, split between the Otjikoto Project and the Ondundu joint venture.

La Libertad Gold Mine – Nicaragua

La Libertad Mine in Nicaragua produced 19,367 ounces of gold in the first quarter of 2018, 10% (or 2,128 ounces) below budget and 32% (or 9,172 ounces) lower than the first quarter of 2017. Gold production at La Libertad has been affected by permitting delays for new mining areas. However, mine permits are now in place for all open pit and underground operations with the exception of the Jabali Antenna Pit. The San Diego mining permit was received in February 2018 and the pit is now fully operational. Gold production at La Libertad was slightly above budget for the month of March, as the mill benefitted from increased sources and volume of open-pit ore. Jabali Antenna Underground remains under development with the planned ventilation raise now complete. Access ramp development has advanced approximately two months ahead of original schedule for 2018, as a result of an early start by the underground mining contractor. The Company expects to begin processing ore from Jabali Antenna Underground in July.

For full-year 2018, La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce. La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves, and exploration of additional mineral targets continues. Mineral resources that are not mineral reserves do not yet have demonstrated economic viability.

La Libertad’s exploration budget for 2018 is approximately $4.8 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near-mine) drilling and drilling on several regional targets.

El Limon Gold Mine – Nicaragua

El Limon Mine in Nicaragua produced 13,529 ounces of gold in the first quarter of 2018, slightly below budget (of 14,405 ounces) and 53% (or 4,668 ounces) higher than the first quarter of 2017. During 2017, El Limon’s production was affected by operational issues, including underground water pumping breakdowns, which had delayed high-grade ore flow from Santa Pancha Underground. Management changes were made at El Limon and mining operations returned to budgeted (normal) production rates in the fourth quarter of 2017, with operational improvements including the successful rehabilitation of the Santa Pancha 1 dewatering well. The mining permit for the new Mercedes Pit was recently received in December 2017, and the pit is now fully operational, accounting for over 30% of the mined ounces for the quarter.

For full-year 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce.

On February 23, 2018, the Company announced the newly-discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, on February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/18). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This large, good grade, resource has the potential to decrease El Limon's cash operating costs per ounce and AISC per ounce, and significantly increase its mine life and potentially lead to mill expansion. The Company is currently conducting additional metallurgical testing on El Limon Central ore samples and a study to evaluate the potential to expand El Limon throughput to significantly increase annual gold production. The study results are expected by mid-2018.

El Limon central vein structure has been drill tested along a 2.2 -kilometre strike length so far, and remains open to depth and along strike, and will be further drill tested during 2018. El Limon’s exploration budget for 2018 is approximately $7.0 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.

Outlook

Looking forward, the Company will remain focused on continuing its impressive operational and financial performance from existing mines, pursuing expansion opportunities at existing operations and continuing with aggressive exploration and development programs to unlock the potential of its existing portfolio of properties.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information to El Limon development contained in this news release.

First Quarter 2018 Financial Results – Conference Call Details

B2Gold will release its first quarter 2018 results before the North American markets open on Thursday, May 10, 2018.

B2Gold executives will host a conference call to discuss the results on Thursday, May 10, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/27596. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 7166938).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and the Company’s guidance presented in this news release reflect the total production at the mines the Company operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, cash flows and growth; production estimates and guidance, including the Company’s projected increase of gold production to between 910,000 and 950,000 ounces in 2018, reflecting production growth of approximately 300,000 ounces from 2017; project-specific projections of gold production and costs; the increased production and low costs increasing the Company’s production revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: expected grades and sources of ore to be processed in 2018; the Fekola Mine being a low-cost producer and its anticipated reduction on the Company’s per ounce costs; further exploration drilling at the Fekola Mine, sulphide targets below the Anaconda saprolite and the potential for extension of the main Fekola deposit to the north and for large, Fekola-style mineralized zones; the ratification by the Mali National Assembly of the Fekola Shareholders’ Agreement and the Share Purchase Agreement; the resumption of ore production from the Wolfshag Pit at the Otjikoto Mine in 2019 and the effects thereof; the potential exploitation of Wolfshag resources in the future by underground mining; the expected start of gold production from the Jabali Antenna Pit in the third quarter of 2018, which is subject to, among other things, the completion of resettlement activities and receipt of remaining mining permits in a timely fashion; current plans at the La Libertad Mine including anticipated mining and processing thereat; exploration and testing at El Limon Mine, the potential to expand El Limon Mine’s throughput to significantly increase annual gold production and reduce cash operating costs and the results and timing of the Company’s study thereof; the potential of the newly discovered El Limon Central zone and its effect on mining costs and mine life; the expansion of the Masbate Mine’s processing plant to 8 million tonnes per year, the timing thereof, and the resulting expected annual gold production at Masbate Mine of near 200,000 ounces per year during the mining phase and above 100,000 ounces per year when low-grade stockpiles are processed; the Company remaining focused on continuing its impressive operational and financial performance; and the Company continuing aggressive exploration and development programs. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations Mali, Namibia, the Philippine, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the DENR in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”,“all-in sustaining costs” (or “AISC”) and “free cash flow”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.